Exhibit 99.1

CONTACT:

John E. Gullett

Noland Company

Newport News, Va.

757 / 928-9000

FOR RELEASE 7:30 a.m., Tuesday, April 12, 2005:

WinWholesale Agrees to Acquire Noland Company for $74 Per Share

NEWPORT NEWS, Va., April 12, 2005 ' Noland Company (Nasdaq: NOLD) today announced it has signed an agreement of merger with WinWholesale, a national wholesale distributor. Under the terms of the agreement, which was unanimously approved by a special committee of Noland's board of directors as well as by both companies' boards, WinWholesale will pay $74 in cash for each Noland Company share and assume Noland's outstanding debt at closing.

The transaction will be structured as a tender offer for all the outstanding shares of Noland Company, followed by a merger that would convert each remaining untendered share of Noland Company into $74 cash.

The $74 per share offer represents a 52 percent, or $25.42 premium for Noland shareholders based on the market closing price of $48.58 on April 11 and a 42 percent, or $21.85, premium, over Noland's book value as of December 31, 2004.

Each of Noland's board of directors and the special committee of Noland's board of directors has unanimously recommended to Noland shareholders that they accept the WinWholesale offer and tender their shares.

Founded in 1915 and headquartered in Newport News, Virginia, Noland is a leading independent wholesale distributor of mechanical equipment and supplies. Noland operates 101 branches in 13 states, primarily in the South, and has approximately 1,400 employees. Sales in 2004 totaled $548.1 million.

WinWholesale (incorporated as Primus Inc.) is one of the largest wholesale distributors in the U.S., with annual revenues of approximately $1.4 billion. It is the equity partner in more than 400 local wholesale companies located in 41 states, primarily in the Northeastern, Midwestern and Western U.S.

Lloyd U. Noland, III, chairman and president of Noland Company, and grandson of the company's founder, L.U. (Casey) Noland, said he felt the timing was right to sell the company, which is publicly traded but controlled by the Noland family through ownership of approximately 62 percent of the outstanding shares.

"In order to obtain the critical mass required to be a long-term player in this industry," said Noland, "we would have to recapitalize the company to fund accelerated growth ' growth that would be a multi-year process. At my age, I wasn't willing to tackle it. In addition, the time and expense associated with complying with Sarbanes-Oxley was pushing us to consider either going private or selling. Since our most attractive alternative was to find a merger partner, I am delighted that WinWholesale has made us an attractive offer.

"Together, Noland Company and WinWholesale represent 140 years of providing outstanding wholesaling services throughout the United States. We are pleased to entrust Noland Company's future in the hands of WinWholesale, a company that has demonstrated its ability to grow revenues and profits and to provide opportunities to its employees as well as value to its customers."

Rick Schwartz, president and CEO of WinWholesale, stated: "We have been looking for a partner whose geographic reach complements WinWholesale's existing local companies. We believe that WinWholesale's and Noland's customers will benefit from our collective 5,100 employees, 530 locations in 43 states and more than $300 million of inventory ready to serve their needs. We are confident that combining the WinWholesale and Noland organizations will spur further growth and profit opportunities throughout the distribution chain."

It is expected that the tender offer will commence no later than April 18, 2005, and is expected to close by May 16, 2005, unless extended. The tender offer will be subject to customary closing conditions, including receipt of regulatory approvals and the tender of more than two-thirds of the outstanding Noland shares. Noland's board members control approximately 63 percent of the outstanding shares on a fully diluted basis.

Following the close of the tender, any shares not tendered will be acquired at $74 per share in cash in a subsequent merger. William Blair & Co. acted as financial advisor to WinWholesale and will serve as the dealer manager on the tender offer. The Blackstone Group L.P. served as financial advisor to Noland and rendered an opinion as to the fairness to the Noland shareholders from a financial point of view of the transaction price.

Shareholders of Noland are strongly encouraged to read the Tender Offer Statement on Schedule TO to be filed by WinWholesale and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by Noland when these documents become available. These documents will contain important information about the tender offer.

Investors may obtain the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents filed with the Securities and Exchange Commission for free at the SEC's website, www.sec.gov. and at Noland's website, www.noland.com.

This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for Noland Company outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on Noland Company operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risks and uncertainties disclosed in Noland Company's filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended December 31, 2004, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and Noland Company and WinWholesale undertake no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.